UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of April/2006

                                  PEARSON plc
             (Exact name of registrant as specified in its charter)

                                      N/A

                (Translation of registrant's name into English)

                                   80 Strand
                            London, England WC2R 0RL
                                44-20-7010-2000
                    (Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:




      Form 20-F X                                      Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934




       Yes                                              No X

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        This Report includes the following documents:

1. A press release from Pearson plc announcing Directorate Change


28 April 2006


                              Directorate changes


Pearson announces the appointment of Ken Hydon as chairman of its Audit Committee and of David Arculus as chairman of its Personnel Committee.


These appointments follow the retirement of Reuben Mark and Vernon Sankey as non-executive directors at Pearson's AGM.


Following these appointments, the membership of the committees will be:


Audit Committee: Ken Hydon (chairman), David Arculus, Patrick Cescau, Susan Fuhrman


Personnel Committee: David Arculus (chairman), Terry Burns, Rana Talwar.


Ends



For more information:


Luke Swanson/ Simon Mays-Smith/ Deborah Lincoln: + 44 (0)20 7010 2310


Note to editors:

Ken Hydon is a non-executive director of Tesco and Reckitt Benckiser. He was previously finance director of Vodafone and of subsidiaries of Racal Electronics, and financial controller at 3M.

David Arculus is a non-executive director of Telefonica and was chairman of O2 from 2004 until it was acquired by Telefonica earlier this year. His previous roles included chairman of Severn Trent, chairman of IPC Group, chief operating officer of United Business Media, group managing director of EMAP and non-executive director of Barclays.

                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   PEARSON plc

Date: 28 April 2006

                             By:   /s/ STEPHEN JONES
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                                   Stephen Jones
                                   Deputy Secretary